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                                  EXHIBIT 99.3

                        Press Release dated May 18, 1998

8 July, 1998

The Manager
Australian Stock Exchange Limited
Company Announcements
Level 5, 20 Bond Street
SYDNEY  NSW 2000



                                 OZEMAIL LIMITED
                             ANNOUNCEMENT TO MARKET


Pease find attached a news release announcing that OzEmail Limited has become the preferred Internet service provider to the Catholic Church in Australia.



Yours faithfully



Michael Hughes
Company Secretary

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N E W S   R E L E A S E


OzEmail brings the Catholic Church online


FOR MORE INFORMATION CONTACT:

Michael Ward - Sydney,  Australia - (612) 0411 533 000, 9433 2498
Father Michael Kelly SJ - Sydney, Australia - 0411 240 080

Sydney, Australia, July 8, 1998 - OzEmail Limited (ASX: OZM) (Nasdaq: OZEMY), the leading provider of comprehensive Internet services in Australasia, today announced that it has become the preferred Internet service provider to the Catholic Church in Australia.

"In a rapidly changing world, the time has come for the Church to embrace the Web," said David Spence, OzEmail President and Chief Operating Officer. "And as one of the world's oldest and most respected institutions, the Catholic Church is leading the way into the new millennium by encouraging its grass root networks to adopt new ways of spreading the word and this now includes the Net."

Under the agreement, OzEmail will deliver a broad range of discounted Internet related products and services to the 6000 Catholic institutions across Australia including its 2000 religious communities, 1800 schools, 1500 parishes, 500 aged care centres and 60 hospitals.

The agreement is tiered into two stages. During Stage 1, all revenue generated through the relationship entitles the Catholic Telecommunications Trust to a 3% rebate, while Stage 2 entitles the organisations and institutions who promote and sell the products and services offered to their members, a 2% rebate on ongoing revenue.

"The partnership between OzEmail and institutions and individuals in the Catholic Church is an exciting development," said Father Michael Kelly SJ,
Managing Director of Catholic Telecommunications. "It offers the Church the benefit of growing in its electronic communication by sharing the message of hope and building stronger communities both on the ground and now online."

Created to foster the Catholic Church's role and participation in the information age, Catholic Telecommunications is a Trust that assists Catholic Institutions and those associated with them to participate more effectively in the world of electronic communication/voice, data, audio-visual and Web-based interaction.

To herald the arrival of the OzEmail/Catholic announcement, seventy-four year old North Sydney Jesuit, Father Emmet Costello SJ, today launched his own personal Web site created by Wiliam Design, in the crypt at St Mary's Cathedral.

"The world is now my congregation with the Web," said Father Costello.

"This is a living example of the technology and faith in action," said Mr Spence. "Father Emmet's Web site brings Catholicism alive and invites community participation when they desire and in a non-threatening virtual environment."

Father Costello's Web site can be found at http://www.costello.au.com

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About OzEmail
OzEmail is the leading provider of comprehensive Internet services in Australia. The Company's Internet services are designed to meet the different needs of its residential and enterprise customers ranging from low cost dial up to high performance, continuous access services integrating the Company's ISDN offering and consulting expertise.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may differ materially from actual future events or results. The future performance of the Company involves risks and uncertainties that could cause actual results to differ markedly from those anticipated by such forward-looking statements. Such risks include but are not limited to the following: a limited operating history for the Company; potential fluctuations in operating results; competition; pricing pressure; dependence on third-party suppliers of hardware and software; shortage of modems; dependence on telecommunications carriers; management of growth; limited market; a need for and risks of international expansion; the existence of a new and uncertain market; customer retention issues; rapid technological change; security risks; the risk of system failure; formal licensing and joint marketing agreements; patents and proprietary rights; infringement claims; changes in government regulation; risks associated with providing content including potential liability; dependence on key personnel and the need to hire additional qualified personnel; uncertainty of currency exchange rates; need for additional capital; enforceability of civil liabilities; antitakeover impact of Australian foreign investment restrictions; control of the Company by the Board of Directors; and possible volatility of ADS price. For a more complete description of certain of such risks and uncertainties, we refer you to the documents that the Company has filed from time to time with the Securities and Exchange Commission including its registration statement on Form 10-K dated May 15, 1998, and its 6-K for the first quarter 1998 dated May 21, 1998.


About Wiliam Design
Established in 1996, Wiliam Design is a Web publishing firm based in Sydney that offers small to large business services in the now vast and complex world of Web publishing.
Founded by current Managing Director, Robert Beerworth, today Wiliam Design is a rapidly expanding design firm staffed with young, talented and open minds with a strong belief in the application of the latest technology in the advancement of your business. At the same time, in this whirlwind of technological progress, Wiliam Design understands that many firms are apprehensive about such advancements, thus a gentle, progressive approach is taken whereby you, the client, will be in touch with where your investment is taking you.
Wiliam Design has a strong link with Sydney-based advertising agency, The Creative Process. This relationship adds an extra dimension to the promotional and design capabilities of Wiliam Design, a dimension which can only act in your favour.

Cosi Marriner
Public Relations Officer
OzEmail
02 9433 2116
cosima@ozemail.com.au

Cosi Marriner
Public Relations Officer
OzEmail
02 9433 2116
cosima@ozemail.com.au